July 8, 2002
Our Ref. No. 20019191717
ING Bank, N.V.
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated June 18, 2002, requests our assurance that we would not recommend enforcement action to the Commission under Section 7 of the Investment Company Act of 1940 ("1940 Act") against ING Bank, N.V. ("Bank") or certain commercial paper conduits organized by the Bank (individually, a "Conduit" and together, the "Conduits") if, as more fully explained below, each Conduit does not register as an "investment company" under the 1940 Act, and each Conduit offers and sells its "short-term paper" (as defined in Section 2(a)(38) of the 1940 Act[1]) in an offering in the United States that is exempt from the registration requirements of the Securities Act of 1933 ("1933 Act"), pursuant to Section 4(2) of that Act ("Onshore Private Offering"), while simultaneously offering and selling its short-term paper in an offering outside of the United States in compliance with the provisions of Regulation S under the 1933 Act ("Offshore Public Offering").

BACKGROUND

You state that each Conduit is an asset-backed commercial paper vehicle whose activities are limited to: (1) directly or indirectly purchasing, or making loans secured, supported or serviced by and repaid directly or indirectly from the proceeds of, discrete pools of and interests in accounts receivable, general intangibles, chattel paper, securities and other financial assets that are originated, issued or held by eligible corporations or other entities; (2) funding and maintaining the funding of its loans through the issuance of commercial paper notes that meet the definition of "short-term paper" as defined in Section (2)(a)(38) of the 1940 Act ("CP Notes"); and (3) engaging in other activities that are incidental to the foregoing. You state that each Conduit is organized as a corporation, limited liability company or business trust under the laws of a state of the United States.

You state to date, each of the Conduits has sold its CP Notes only to commercial paper dealers acting as principals for their own accounts, in offerings that are exempt from the registration requirements of the 1933 Act pursuant to Section 4(2) of that Act.[2] You state further

1 Section 2(a)(38) of the 1940 Act, in part, defines "short-term paper" as including "any note . . . payable on demand or having a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof payable on demand or having a maturity likewise limited . . . ."

2 You represent that no Conduit has conducted a public offering of CP Notes. Telephone conversation between Brent J. Fields of the staff and Brian M. Kaplowitz of Sidley Austin Brown & Wood LLP on June 19, 2002.

that commercial dealers have contemporaneously resold the CP Notes only to investors whom they reasonably believed to be "qualified institutional buyers" ("QIBs") within the meaning of Rule 144A under the 1933 Act ("Rule 144A"), in transactions meeting the provisions of Rule 144A. You state that the Conduits also have reserved the right to sell the CP Notes, either directly or through commercial paper dealers acting as agents, to investors whom the Conduits reasonably believe to be "accredited investors" within the meaning of Rules 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act, in transactions that are exempt from the registration requirements of the 1933 Act pursuant to Section 4(2) of the 1933 Act. Additionally, you state that, with respect to an Onshore Private Offering, each Conduit has relied upon the exception from the definition of "investment company" that Section 3(c)(1) of the 1940 Act provides, which, among other things, requires that an issuer relying upon the exception is not making and does not presently propose to make a public offering of its securities.

You state that each Conduit now wishes to continue to conduct its offering of CP Notes within the United States in reliance upon the exemption from registration under the 1933 Act pursuant to Section 4(2) of the 1933 Act[3] while potentially conducting a simultaneous offering of its CP Notes to persons who are not "U.S. persons" within the meaning of Rule 902(k) of Regulation S in transactions that are not subject to registration under the 1933 Act by virtue of Regulation S.[4] You assert that each Conduit should be permitted to conduct an Onshore Private Offering simultaneously with an Offshore Public Offering without registering as an investment company under the 1940 Act.

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3 You acknowledge our position in Stars & Stripes GNMA (pub. avail. Apr. 17, 1986), i.e., "unless an offering complies with rule 506 under the 1933 Act, we will not, as a matter of policy, issue a no-action or interpretative letter on the question of whether an offering is not a public offering for purposes of [S]ection 3(c)(1) of the 1940 Act," and you do not ask us to concur with your conclusion that an Onshore Private Offering is not a "public offering" for purposes of Section 3(c)(1) of the 1940 Act. You state that, for purposes of our response, we should assume that an Onshore Private Offering is not a "public offering" for purposes of Section 3(c)(1) of the 1940 Act.

4 You state that, for purposes of your letter, an Offshore Public Offering is an offering that, if conducted in the United States, would not be exempt from registration under the 1933 Act pursuant to the provisions of Section 4(2) of the 1933 Act. You state that you believe that a Conduit's Onshore Private Offering of CP Notes should not be "integrated" with its Offshore Public Offering, provided that the Conduit complies with the provisions of Rule 506 of Regulation D under the 1933 Act in connection with the Onshore Private Offering and the applicable provisions of Regulation S under the 1933 Act with respect to its Offshore Public Offering. See Preliminary Note 7 to Regulation D under the 1933 Act ("Regulation S may be relied upon for [securities offered and sold outside the United States] even if coincident offers and sales are made in accordance with Regulation D inside the United States.").

ANALYSIS

Section 3(c)(1) of the 1940 Act excepts from the definition of investment company, among other things, any issuer of short-term paper,[5] provided that such issuer "is not making and does not presently propose to make a public offering of its securities."[6] Section 3(c)(1) is intended to except from regulation under the 1940 Act private companies in which there is no significant public interest and which are therefore not appropriate subjects of such regulation.[7]

You state that, if a Conduit's Offshore Public Offering is deemed to be a "public offering" for purposes of Section 3(c)(1) of the 1940 Act,[8] the Conduit cannot continue to rely upon the Section 3(c)(1) exception. You contend, however, that the public interest is not served by requiring a Conduit to register under the 1940 Act if the Conduit offers and sells its short-term paper (i.e., the CP Notes) in a public offering outside of the United States in compliance with the provisions of Regulation S under the 1933 Act. As discussed more fully below, you base your argument upon the characteristics of the short-term paper that is issued by the Conduits, including that the short-term paper is issued in large denominations and is non-redeemable.

Section 5 of the 1933 Act requires registration of each offer or sale of securities involving interstate commerce or use of the mails, unless an exemption is available. The Commission has traditionally taken the position that the registration requirements of Section 5 of the 1933 Act are primarily intended to protect United States investors.[9] Regulation S clarifies the extraterritorial

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5 See supra note 1 (definition of "short-term paper" in Section 2(a)(38) of the 1940 Act).

6 If an issuer issues securities other than short-term paper, Section 3(c)(1) imposes an additional limitation that no more than one hundred persons may beneficially own the issuer's outstanding securities (other than short-term paper). You represent that, if a Conduit issues securities other than short-term paper, the Conduit will limit the number of beneficial owners of such securities to no more than one hundred.

7 See Small Business Investment Incentive Act of 1980, H. Rep. No. 1341, 96th Cong., 2nd Sess. (1980), reprinted in 1980 U.S.C.C.A.N. 4800, at 4817.

8 We have taken the position that the term "public offering" in Section 3(c)(1) of the 1940 Act has the same meaning that it has under Section 4(2) of the 1933 Act. See Continental Bank (pub. avail. Sept. 2, 1982).

9 See Securities Act Release No. 4708 (July 9, 1964) ("Registration of Foreign Offerings by Domestic Issuers; Registration of Underwriters of Foreign Offerings as Broker-Dealers") ("Release No. 4708").

application of the registration provisions of the 1933 Act.[10] Regulation S generally provides that any offer or sale that occurs within the United States is subject to Section 5 of the 1933 Act and any offer or sale that occurs outside of the United States is not subject to Section 5.[11]

Preliminary Note 8 of Regulation S states that the regulation does not apply to offers and sales of securities issued by open-end investment companies or unit investment trusts registered or required to be registered under the 1940 Act or closed-end investment companies required to be registered, but not registered, under the 1940 Act.[12] The primary reasons cited by the Commission for excluding certain investment companies from the scope of Regulation S include: (1) ensuring "that prospective investors receive disclosure about matters subject to substantive regulation under the 1940 Act (which in turn would effectuate the policies of the 1940 Act);" (2) addressing "the expectations of investors that the activities of a U.S. investment company subject to registration and regulation under the 1940 Act would also be subject to [1933 Act] registration;" and (3) with respect to open-end investment companies and unit investment trusts, protecting "the U.S. securities markets as a whole by ensuring that foreign investors will not seek redemptions which could require the sale of portfolio securities because of a later realization that they had been inadequately informed about their investment."[13]

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10 See Securities Act Release No. 6863 (Apr. 24, 1990) (Regulation S Adopting Release) ("Release No. 6863"). See also Release No. 4708. The Commission stated in Release No. 6863 that Release No. 4708 should not be relied upon commencing after the ninetieth day following publication of Release No. 6863 in the Federal Register.

11 See Release No. 6863.

12 In Release No. 6863, the Commission solicited comment regarding whether to extend the application of Regulation S to offers and sales of securities issued by registered open-end investment companies and unit investment trusts, and, if so, the method by which to accomplish such extension. To date, the Commission has not taken any action on this issue.

13 Id. See also Securities Act Release No. 6779, at § III. (June 10, 1988) (Regulation S Proposing Release); Securities Act Release No. 5068 (June 23, 1970) ("Release No. 5068") ("Guidelines Concerning the Applicability of the Federal Securities Laws to the Offer and Sale Outside the United States of Shares of Registered Open-End Investment Companies") (noting that, unlike the treatment of non-investment company securities, registration under the 1933 Act for open-end investment company securities offered and sold abroad is both logical and appropriate).

In Release No. 5068, the Commission also noted that: (1)"[r]egistered open-end investment companies are continually 'in registration' so that registration under the [1933 Act] of the shares sold abroad would not impose an additional burden upon them;" and (2)"[o]pen-end

(continued)

You assert that the staff should apply the exterritorial approach envisioned by Regulation S to the offer and sale of CP Notes by the Conduits outside of the United States. You contend that purchasers of CP Notes pursuant to an Onshore Private Offering or an Offshore Public Offering will receive sufficient disclosure regarding the applicability of the federal securities laws and will not have the expectation that the activities of a Conduit are subject to registration and regulation under the 1940 Act. In particular, you represent that each Conduit will, either directly or through commercial paper dealers or other persons who act as agents in connection with the placement of its CP Notes or who purchase its CP Notes in a principal capacity for resale to investors, provide each prospective CP Note investor (foreign and domestic) with an offering memorandum that discusses the material features of its CP Notes. Each such offering memorandum will disclose on the cover page or inside cover page thereof, in a prominent fashion, that the Conduit will not be regulated under the 1940 Act. Each such offering memorandum also will set forth the restrictions on the transfer of the CP Notes.

Further, you contend that the Commission's concerns relating to redemptions of shares of open-end investment companies do not apply to the Conduits because the CP Notes are not redeemable at the option of the holders.[14] You also state that the CP Notes will be issued in denominations of not less than $250,000, which you contend will ensure that the CP Notes are not of a type that would ordinarily be purchased by the general public.[15] You argue that the CP Notes will not be "mass merchandized" to large numbers of small investors from the public at large because of their relatively large denominations.[16]

Additionally, you assert that registration of the CP Notes that are offered pursuant to an Offshore Public Offering would impose a significant additional burden (e.g., registration costs) upon a Conduit that the Conduit would not otherwise suffer on account of its domestic activities alone; that is, you state that a Conduit is not already registered under the 1940 Act, and

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investment company shares, unlike for the most part other corporate securities, are vigorously merchandized abroad to large numbers of small investors from the public at large."

14 You represent that the CP Notes will not be face-amount certificates of the installment type, periodic payment plan certificates or redeemable securities as defined in Sections 2(a)(15), (27), and (32) of the 1940 Act, respectively. You state that the CP Notes issued by a Conduit may, under certain circumstances, be redeemable at the option of such Conduit, but the CP Notes are not redeemable at the option of any holder thereof prior to maturity.

15 Telephone conversation between Brent J. Fields of the staff and Brian M. Kaplowitz of Sidley Austin Brown & Wood LLP on June 19, 2002.

16 See supra note 13.

registration would be required only if an Offshore Public Offering is deemed to be a "public offering" for purposes of Section 3(c)(1) of the 1940 Act.[17] Finally, you contend that it is difficult and burdensome to conduct a private offering of a Conduit's CP Notes in a foreign commercial paper market in accordance with Section 4(2) of the 1933 Act because: (1) dealers in foreign markets have not developed the regular practice of obtaining the types of representations and warranties from prospective investors that are necessary for an issuer to rely on the Section 4(2) exemption; and (2) investors in foreign markets generally are not accustomed to giving representations and warranties with respect to federal securities law matters other than with respect to their status as non-U.S. persons. You contend that, as a result, there is no significant public interest in regulating a Conduit as an investment company.

Without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission under Section 7 of the 1940 Act against the Bank or a Conduit if the Conduit does not register as an "investment company" under the 1940 Act, and the Conduit offers and sells its CP Notes in an offering in the United States that is exempt from the registration requirements of the 1933 Act, pursuant to Section 4(2) of that Act, while simultaneously offering and selling its CP Notes in an offering outside of the United States in compliance with the provisions of Regulation S under the 1933 Act. This letter expresses the Division's position on enforcement action only and does not purport to express any legal conclusion on the issues presented. Our position is based upon the facts and representations set forth in your letter, including your representations that each Offshore Public Offering will be conducted in compliance with Regulation S,[18] and that each Conduit will issue only "short-term paper," as that term is defined in Section 2(a)(38) of the 1940 Act, or it will limit to one hundred the number of beneficial owners of any security that the Conduit issues that is not short-term paper.[19] Any different facts or representations may require a different conclusion.

Brent J. Fields

Brent J. Fields
Senior Counsel

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17 See supra note 13. Telephone conversation between Brent J. Fields of the staff and Brian M. Kaplowitz of Sidley Austin Brown & Wood LLP on June 19, 2002.

18 We express no view regarding whether a Conduit's issuance of short-term paper, pursuant to an Offshore Public Offering as described in your letter would, in fact, meet the provisions of Regulation S under the 1933 Act.

19 See supra note 6. Telephone conversation between Brent J. Fields of the staff and Brian M. Kaplowitz of Sidley Austin Brown & Wood LLP on June 19, 2002.

SIDLEY AUSTIN BROWN & WOOD LLP

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June 18, 2002

BY FEDERAL EXPRESS

Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

No Action Request Under Section 7 of the Investment Company Act of 1940, as amended

Attention: Douglas J. Scheidt

Ladies and Gentlemen:

On behalf of our clients, ING Bank, N.V. (the "Bank") and certain "commercial paper conduits" organized by the Bank as described below (each, a "Conduit" and together, the "Conduits"), we hereby submit our request that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend that the Commission take enforcement action against the Bank or the Conduits under Section 7 of the Investment Company Act of 1940, as amended (the "1940 Act"), if each such Conduit does not register as an "investment company" under the 1940 Act and offers and sells its "short-term paper" (as defined in Section 2(a)(38) of the 1940 Act) in an ongoing private offering within the United States in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of Section 4(2) thereof, while simultaneously offering and selling its short-term paper in an ongoing offering outside the United States in transactions not subject to registration under the Securities Act by virtue of Regulation S thereunder ("Regulation S"), under the circumstances described below.

FACTS

The Bank and the Conduits have advised us as follows:

The Conduits

Each Conduit is an asset-backed commercial paper vehicle whose activities are limited to (i) directly or indirectly purchasing, or making loans secured, supported or serviced by and repaid directly or indirectly from the proceeds of, discrete pools of and interests in accounts receivable, general intangibles, chattel paper, securities and other financial assets originated, issued or held by eligible corporations or other entities ("Purchased Assets"); (ii) funding and maintaining the funding of its Purchased Assets through the issuance of commercial paper notes ("CP Notes"); and (iii) engaging in other activities incidental to the foregoing. Each Conduit is organized as a corporation, limited liability company or business trust under the laws of a state of the United States. Each Conduit presently is excepted from the definition of investment company under the 1940 Act by virtue of Section 3(c)(1) thereof, described in more detail below. Accordingly, if a Conduit in the future issues securities other than the CP Notes or other short-term paper it will limit the number of beneficial owners of such securities to no more than one hundred.

The CP Notes

The CP Notes have maturities at the time of issuance and on any renewal not exceeding nine months, exclusive of days of grace. Thus, CP Notes are "short-term paper" within the meaning of Section 2(a)(38) of the 1940 Act.

At the time of issuance, CP Notes are rated by at least two of Standard & Poor's Ratings Group ("S&P"), Moody's Investors Service, Inc. ("Moody's") and Fitch Ratings, Inc. ("Fitch"), as follows: at least A-2, if rated by S&P; P-2, if rated by Moody's; and F-2, if rated by Fitch.

CP Notes are issued in denominations of not less than $250,000.[1]

The CP Notes issued by a Conduit may, under certain circumstances, be redeemable at the option of such Conduit, but are not redeemable at the option of any holder thereof prior to maturity.[2]

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1 For purposes of this letter, the term "large-denomination" should be construed to refer to denominations of not less than $250,000.

2 For purposes of this letter, the term "non-redeemable" should be construed to mean that the CP Notes are not redeemable prior to their maturity by the holders thereof. The CP Notes will not be face-amount certificates of the installment type, periodic payment plan certificates or redeemable securities as defined in Sections 2(a)(15), (27), and (32) of the 1940 Act, respectively.

Current Manner of Offering of CP Notes

To date, the Conduits have sold their CP Notes only to commercial paper dealers, acting as principals for their own accounts, in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, and such commercial dealers have contemporaneously resold such CP Notes to investors whom they reasonably believed to be "qualified institutional buyers" ("QIBs") within the meaning of Rule 144A under the Securities Act ("Rule 144A"), in transactions meeting the requirements of Rule 144A. The Conduits, however, have reserved the right to sell their CP Notes, either directly or through commercial paper dealers acting as their agents, to investors whom the Conduits reasonably believe to be "accredited investors" within the meaning of Rules 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act ("Institutional Accredited Investors"), in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Proposed Manner of Offering of CP Notes

Each Conduit now wishes to continue to conduct its offering of CP Notes within the United States in reliance on the exemption from registration under the Securities Act provided by Section 4(2) thereof ("Onshore Private Offering"),[3] while potentially conducting a simultaneous offering of its CP Notes to persons that are not "U.S. persons" within the meaning of Rule 902(k) of Regulation S ("U.S. Persons") in transactions that are not subject to registration under the Securities Act by virtue of Regulation S ("Offshore Public Offering").[4]

It is expected that, if the Staff grants the "no action" relief requested in this letter, the Conduits, to the extent they wish to offer and sell their CP Notes to or for the account or

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3 We are aware that, as a matter of policy, the Staff will not give assurance that an offering not conducted pursuant to the requirements of Rule 506 of Regulation D will not be considered a "public offering" for purposes of Section 3(c)(1) of the 1940 Act. *See, e.g.,* Hellmold Associates, Inc. (pub. avail. June 4, 1993); Stars & Stripes GNMA (pub. avail. Apr. 17, 1986). Accordingly, we are not asking the Staff to concur with our conclusion that Onshore Private Offerings are not "public offerings" for purposes of Section 3(c)(1) of the 1940 Act. Instead, we ask that the Staff assume, in determining whether to grant the "no action" relief requested in this letter, that Onshore Private Offerings are not "public offerings" for purposes of Section 3(c)(1) of the 1940 Act, and we understand that, if the Staff determines to grant such relief, it will be conditioned on that assumption.

4 For purposes of this letter, an "Offshore Public Offering" should be construed to mean an offering that, if conducted in the United States, would not be exempt from registration under the Securities Act pursuant to the provisions of Section 4(2) thereof. We believe that, under the Securities Act, a Conduit's Onshore Private Offering of CP Notes should not be "integrated" with its Offshore Public Offering of CP Notes (provided, of course, that such Conduit complies with the applicable provisions of Rule 506 in connection with its Onshore Private Offering and the applicable provisions of Regulation S in connection with its Offshore Public Offering). *Cf.* Preliminary Note 7 to Regulation D, which expressly provides that Regulation S may be relied upon in connection with offers and sales made outside the United States even if coincident offers and sales are made in accordance with Regulation D inside the United States.

benefit of U.S. Persons, ordinarily will sell such CP Notes to commercial paper dealers, acting as principals for their own accounts, in transactions meeting the requirements of Section 4(2) of the Securities Act, and that such commercial paper dealers will contemporaneously resell such CP Notes to U.S. Persons whom they reasonably believe to be QIBs in transactions meeting the requirements of Rule 144A. The Conduits, however, will retain the flexibility to sell their CP Notes, either directly or through commercial paper dealers acting as their agents, to U.S. Persons whom the Conduits reasonably believe to be Institutional Accredited Investors, in transactions meeting the requirements of Section 4(2) of the Securities Act.

Similarly, if the Staff grants the "no action" relief requested in this letter, it is expected that the Conduits, to the extent they wish to offer and sell their CP Notes to persons who are not U.S. Persons, ordinarily will sell such CP Notes to commercial paper dealers, acting as principals for their own accounts, in transactions meeting the requirements of Rule 903 of Regulation S or Section 4(2) of the Securities Act, and that such commercial paper dealers will contemporaneously resell such CP Notes to persons whom they reasonably believe are not U.S. Persons[5] in transactions meeting the requirements of Regulation S. The Conduits, however, will reserve the right to sell their CP Notes, either directly or through commercial paper dealers acting as their agents, to persons whom the Conduits reasonably believe are not U.S. Persons, in transactions meeting the requirements of Rule 903 of Regulation S.

Each Conduit will, either directly or through commercial paper dealers or other persons who act as its agents in connection with the placement of its CP Notes or who purchase its CP Notes in a principal capacity for resale to investors (each such person who acts as agent or principal, a "Dealer"), provide each prospective CP Note investor (foreign and domestic) with an offering memorandum that discusses the material features of its CP Notes. Each such offering memorandum will disclose on the cover page or inside cover page thereof, in a prominent fashion, that such Conduit will not be subject to regulation under the 1940 Act. Each such offering memorandum will also set forth the restrictions on transfer of the related CP Notes, as described below.

Reason for Proposed Manner of Offering of CP Notes

From time to time, the discount or interest rates in respect of commercial paper may be more attractive for a borrower in foreign commercial paper markets than in the U.S. market, or the borrower may have other legitimate business reasons for issuing debt in foreign commercial paper markets. Therefore, each Conduit wishes to have the maximum flexibility to access foreign commercial paper markets from time to time. Each Conduit has been advised, however, that while a private offering of its CP Notes in foreign commercial paper markets

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5 For this purpose, the dealer will agree to act as agent of the Conduit, notwithstanding that it has purchased CP Notes from the Conduit for such dealer's own account, as principal.

conducted in accordance with Section 4(2) of the Securities Act is possible (and has been done on rare occasion), it is much more difficult and burdensome to use Section 4(2) procedures offshore than it is in the U.S. because (1) dealers in foreign markets have not developed the regular practice of obtaining the types of representations and warranties from prospective investors necessary for an issuer to rely on the Section 4(2) exemption and (2) investors in foreign markets generally are not accustomed to giving representations and warranties with respect to U.S. federal securities law matters other than with respect to their status as non-U.S. Persons. Accordingly, the Conduits wish to have the flexibility to issue and sell their CP Notes offshore pursuant to the provisions of Regulation S.[6] Those offerings may be either in book-entry form or with physical certificates, and may consist of registered or bearer notes.

Transfers of CP Notes

As noted earlier, each Conduit will, either directly or through Dealers, provide each prospective CP Note investor (foreign and domestic) with an offering memorandum that discusses the material features of its CP Notes, including the restrictions on transfer of the CP Notes. These restrictions are described below.

CP Notes Initially Sold to non-U.S. Persons. The offering memorandum relating to each issue of CP Notes that is offered and sold to non-U.S. Persons in reliance on Rule 903 of Regulation S will prominently disclose – and each certificate representing such CP Notes will prominently state – that:

A. such CP Notes have not been registered under the Securities Act, the securities laws of any state of the United States or the securities laws of any other jurisdiction and may not be reoffered, resold, pledged, exchanged or otherwise transferred unless registered

[6] Further, in order to avoid "backup withholding" for United States federal income tax purposes, the Conduits may in certain cases rely on a Treasury Regulation with requirements similar to those found in Regulation S. *See,* Treas. Reg. § 1.6049-5(b)(10)(i). This regulation incorporates by cross reference certain of the so-called "TEFRA D" requirements of Treasury Regulation §1.163-5(c)(2)(i)(D), including a requirement that neither the issuer nor the distributor of the obligation offer or sell the obligation during the "restricted period" (as defined in Treasury Regulation §1.163-5(c)(2)(i)(D)(7)) to a person who is within the United States or its possessions or to a United States person (as defined for United States federal income tax purposes). The regulation also requires that (i) payments on the obligation be made outside the United States; (ii) the face amount of the obligation be not less than $500,000; (iii) the obligation have a maturity (at issue) of 183 days or less; and (iv) the obligation contain the following statement (or a similar statement having the same effect): "By accepting this obligation, the holder represents and warrants that it is not a United States person (other than an exempt recipient described in section 6049(b)(4) of the Internal Revenue Code and regulations thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in section 6049(b)(4) of the Internal Revenue Code and the regulations thereunder)." Treas. Reg. § 1.6049-5(b)(10)(i). If the Conduits can rely on Regulation S in connection with offshore offers and sales of CP Notes, they will be able to use many of the same investor representations in order to comply both with Regulation S and the applicable Treasury Regulation.

pursuant to, or in transactions exempt from or not subject to the registration requirements of, the Securities Act and any other applicable securities laws;

B. such CP Notes may not be reoffered, resold, pledged, exchanged or otherwise transferred except: (i) in accordance with the requirements of Regulation S[7] or (ii) in a transaction that is exempt from the registration requirements of the Securities Act pursuant to Rule 144A (or Sections 4(1) or 4(3) of the Securities Act);[8]

C. each transferor of CP Notes must inform each person to whom it transfers CP Notes of the restrictions on transfer described above; and

D. the Conduit will not be subject to regulation under the 1940 Act.

In addition, the offering memorandum (and any certificate representing such CP Notes) will disclose that any transferee of such CP Notes will be deemed to have represented to the Conduit that: (1) it acquired such CP Notes in a transaction meeting the requirements of Regulation S[9] or (2) it acquired such CP Notes in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144A (or Sections 4(1) or 4(3) of the Securities Act).

CP Notes Initially Sold to U.S. Persons. The offering memorandum relating to each issue of CP Notes that is offered and sold to U.S. Persons will prominently disclose – and each such CP Note (whether in book-entry form or physical certificated form) will prominently state – that:

A. such CP Notes have not been registered under the Securities Act, the securities laws of any state of the United States or the securities laws of any other jurisdiction and may not be reoffered, resold, pledged, exchanged or otherwise transferred unless registered

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7 In the case of CP Notes in bearer form, the requirement that transfers be made in accordance with the provisions of Regulation S will also be accompanied by a requirement that all resales be made to persons who are not U.S. Persons (unless a Conduit expressly permits otherwise in the case of any particular transfer).

8 Although the Conduits expect that most if not all transfers of CP Notes sold in Offshore Public Offerings will be made in transactions that meet the requirements of Regulation S, they wish to preserve the flexibility to permit other transfers to the extent such transfers are exempt from or not subject to registration under the Securities Act. For example, the Conduits may wish to permit transfers of such CP Notes to be made to QIBs in transactions meeting the requirements of Rule 144A, or to Institutional Accredited Investors in transactions that are exempt from registration under Sections 4(1) or 4(3) of the Securities Act.

9 In the case of CP Notes in bearer form, the transferee will also be deemed to have represented to the Conduit that it is not a U.S. Person (unless such Conduit has expressly permitted such transfer).

pursuant to, or in transactions exempt from or not subject to the registration requirements of, the Securities Act and any other applicable securities laws;

B. such CP Notes may not be reoffered, resold, pledged, exchanged or otherwise transferred except: (i) to a person the transferor reasonably believes to be a QIB, in a transaction meeting the requirements of Rule 144A (in which case the transferor must inform the transferee that the transfer is being made in reliance on Rule 144A) or (ii) in a transaction not subject to registration under the Securities Act pursuant to Regulation S or exempt from registration under the Securities Act pursuant to Sections 4(1) or 4(3) thereof;[10]

C. each transferor of CP Notes must inform each person to whom it transfers CP Notes of the restrictions on transfer described above; and

D. the Conduit will not be subject to regulation under the 1940 Act.

In addition, the offering memorandum (and any certificate representing such CP Notes) will disclose that any transferee of such CP Notes will be deemed to have represented to the Conduit that: (1) it is a QIB that is aware that the related sale, pledge, exchange or other transfer was made in reliance on Rule 144A or (2) it acquired such CP Notes in a transaction not subject to registration under the Securities Act pursuant to Regulation S or exempt from registration under the Securities Act pursuant to Sections 4(1) or 4(3) thereof.

Dealer Participation in Transfers of CP Notes. Each Dealer will be required to agree with each Conduit that, to the extent it is requested by a holder of CP Notes to identify a potential transferee of such CP Notes, or otherwise engages in the offer or sale of CP Notes subsequent to the initial sale and delivery thereof, it will do so in a manner that complies with the restrictions on transfer applicable to such CP Notes and will deliver (or cause to be delivered) a copy of such Conduit's offering memorandum to the prospective transferee at or prior to the time of the completion of the transfer.

ISSUE PRESENTED

Section 3(c)(1) of the 1940 Act excludes from the definition of "investment company" any issuer whose outstanding securities (other than "short-term paper" as defined in Section 2(a)(38) of the 1940 Act) are beneficially owned by not more than 100 persons

[10] Although the Conduits expect that most if not all transfers of CP Notes sold in Onshore Private Offerings will be made to QIBs in transactions that meet the requirements of Rule 144A, they wish to preserve the flexibility to permit other transfers to the extent such transfers are exempt from or not subject to registration under the Securities Act. For example, the Conduits may wish to permit transfers of CP Notes sold in Onshore Private Offerings to be made in transactions meeting the requirements of Regulation S, or to Institutional Accredited Investors in transactions that are exempt from registration under Sections 4(1) or 4(3) of the Securities Act.

(exclusive of "knowledgeable employees" as defined in Rule 3c-5 under the 1940 Act), provided the issuer is not making and does not presently propose to make a "public offering" of its securities. Section 3(c)(1) is intended to except from regulation as an investment company private companies in which there is no significant public interest.[11]

The 1940 Act does not define the term "public offering" for purposes of Section 3(c)(1). Although the Staff has concluded that an offering conducted in accordance with Section 4(2) of the Securities Act will not be considered a "public offering" within the meaning of Section 3(c)(1) of the 1940 Act, it has not, to our knowledge, expressly addressed the issue of whether an Offshore Public Offering by a U.S. issuer of securities such as CP Notes constitutes a "public offering" for purposes of Section 3(c)(1). Of course, if an Offshore Public Offering constitutes a "public offering" for purposes of Section 3(c)(1), an issuer that wishes to rely on Section 3(c)(1) may not engage in such an offering.

For the reasons set forth below, we do not believe that the public interest is served by requiring the Conduits to register under the 1940 Act if they offer and sell CP Notes in Offshore Public Offerings in compliance with the provisions of Regulation S. Put another way, we believe a Conduit should be permitted to conduct an Onshore Private Offering simultaneously with an Offshore Public Offering without registering as an investment company under the 1940 Act.

LEGAL ANALYSIS

For the reasons set forth below, we believe that: (1) permitting the Conduits to engage in Offshore Public Offerings of investment-grade, large-denomination, non-redeemable CP Notes would be consistent with the policies underlying Section 3(c)(1) of the 1940 Act, and (2) denying the Conduits the right to engage in such offerings would not serve any valid regulatory purpose and would in fact be counterproductive.

As discussed more fully below, we are aware that, although the Commission traditionally has taken the position that the registration requirements of Section 5 of the Securities Act are primarily intended to protect United States investors, it has also traditionally drawn a distinction between offshore sales of securities issued by non-investment company issuers, on the one hand, and investment company issuers, on the other hand. We are also aware of the Commission's position that it has a greater interest in regulating offshore offerings of U.S. issuers than offshore offerings of offshore issuers.[12] For the reasons set forth below, however,

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11 *See* Hearings on S.3580, Before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong., 3d Sess. at 179-80(1939) (statement of David Schenker).

12 *See, e.g.,* Securities Act Release No. 7516 (March 23, 1998).

we believe that the policy considerations behind these positions, which by their terms apply specifically to the registration of securities under the Securities Act and not to the issuers of such securities under the 1940 Act, do not lead to the conclusion that a private investment company organized in the United States (an "Onshore Private Fund") that wishes to make an Offshore Public Offering of its securities should be required to register as an investment company under the 1940 Act, at least where the Offshore Public Offering involves investment-grade, large-denomination, non-redeemable CP Notes.

Offshore Offerings of Investment Company Securities

In Securities Act Release No. 4708 (July 9, 1964) ("Release 4708"),[13] the Commission noted that, because of the broad definition of the term "interstate commerce," the registration requirements of Section 5 of the Securities Act might be construed to apply to virtually every offering of securities made by a United States issuer, even an offering made outside the geographic territory of the United States. In the Commission's view, however, the registration requirements were primarily intended to protect American investors. Accordingly, the Commission reaffirmed its policy of not taking enforcement action against domestic issuers for failure to register securities distributed outside the territory of the United States to foreign nationals only -- even though the means or instrumentalities of "interstate commerce" may have been involved in the offering -- so long as the distribution was effected in a manner designed to result in the securities coming to rest outside the United States.

In Securities Act Release No. 5608 (June 23, 1970) ("Release 5608"), the Commission stated that, for purposes of applying the general principles articulated in Release No. 4708, it was necessary to distinguish between offshore sales of investment company securities and offshore sales of non-investment company securities. In the former case, applying the registration requirements of the Securities Act was both "logical and appropriate," for two principal reasons. First, as registered open-end investment companies are continually "in registration" under the Securities Act, requiring registration of their offshore sales would not impose a significant additional burden on them. Second, open-end investment company shares were vigorously merchandized abroad to large numbers of small investors from the public at large, unlike securities of typical industrial or operating companies.

In Securities Act Release 6779 (June 10, 1988), the Commission, in proposing Regulation S, reaffirmed the "historical distinction" between offshore public offerings of investment company and non-investment company shares, and concluded that the "safe harbor" contemplated to be provided by the new regulation should not be made available to investment companies required to register under the 1940 Act. Building on the general principles articulated

13 Release 4708, of course, has been substantially superseded by Regulation S. The release, however, serves as necessary background for the discussion that follows.

in Release 5608, the Commission refined the rationale for its continuing adherence to the "historical distinction:"

> A U.S. investment company that, using any means of interstate commerce, sold its shares to foreigners generally would be required to register under the 1940 Act. Generally, under applicable Commission rules and forms, a registered investment company will file one registration statement to satisfy both the 1940 Act and Securities Act registration requirements, and will provide investors with a prospectus that includes information about matters subject to substantive regulation under the 1940 Act. Requiring registration under the Securities Act for offers and sales of securities of such companies effectuates the policies of the 1940 Act, by ensuring that prospective investors receive this information. In addition, it may be reasonable to assume that investors would expect the activities of a U.S. investment company subject to registration and regulation under the 1940 Act to be subject to Securities Act registration as well. Investment companies organized in the United States and directed to foreign investors typically invest in the securities of U.S. issuers. Thus, an investor in such an investment company in effect chooses to invest in the U.S. capital markets by obtaining the services of the U.S. manager of that investment company. Finally, with respect to mutual funds and unit investment trusts, requiring Securities Act disclosure at the point of sale helps to protect the U.S. securities markets as a whole by ensuring that foreign investors will not seek redemptions which could require the sale of portfolio securities because of a later realization that they had been inadequately informed about their investment.

In adopting Regulation S in 1990, the Commission, upon further reflection, concluded that the "historical distinction" should not apply to offerings of shares of closed-end, as opposed to open-end, investment companies.[14] In the Commission's view, offerings of shares of closed-end investment companies in public offerings abroad did not pose risks to U.S. investors of the type associated with offshore public offerings of shares of open-end investment companies. The Commission agreed with commentators that closed-end investment companies should be entitled to take advantage of the "safe harbor" provided by Regulation S because: (1) the Commission's concern regarding redemptions is not applicable to offerings of closed-end funds, which do not issue redeemable securities; (2) closed-end fund offerings have more in common with offerings of industrial issuers than offerings of mutual funds; (3) the substantive rules under the Securities Act governing the registration of offerings by closed-end funds should be similar to those governing industrial company offerings; and (4) the offering documents for offshore sales would contain adequate disclosures due to the applicability of the antifraud provisions of the federal securities laws. Accordingly, as adopted, Regulation S would be

14 *See,* Securities Act Release No. 6863 (April 24, 1990), notes 151-153 and accompanying text..

available for all investment companies, other than (1) open-end investment companies and unit investment trusts registered or required to be registered under the 1940 Act and (2) closed-end investment companies required to be registered, but not registered, under the 1940 Act.

We believe that, like offshore public offerings of shares of registered closed-end investment companies, Offshore Public Offerings of investment grade, large-denomination, non-redeemable commercial paper by Onshore Private Funds have more in common with offerings of commercial paper by industrial issuers than offerings of shares of open-end investment companies, and do not pose risks to U.S. investors of the type associated with offshore public offerings of shares of open-end investment companies. In this regard, since the commercial paper is not redeemable at the option of the holders, the Commission's concerns relating to redemptions of shares of open-end funds do not apply.

Next, given the relatively high minimum denominations of the commercial paper, it is evident that while, as a technical matter, it may be "publicly offered" for purposes of the Securities Act, it will not be "mass merchandized" in the manner in which shares of registered open-end funds are typically merchandized. Similarly, Onshore Private Funds offering such notes would appear to retain the character of the type of company that Section 3(c)(1) was intended to exclude from 1940 Act regulation. Additionally, the CP Notes at the time of issuance will be rated "investment grade" by at least two rating agencies.[15] Finally, an Onshore Private Fund that makes use of U.S. jurisdictional means to offer commercial paper in Offshore Public Offerings will be subject to the same anti-fraud provisions that apply to its Onshore Private Offerings of such paper. Under these circumstances, we do not believe that the "historical distinction" should be applied in a manner that would permit an investment company organized outside the United States (an "Offshore Investment Fund") to simultaneously engage in an Onshore Private Offering and Offshore Public Offering of investment grade, large-denomination, non-redeemable commercial paper without registration under the 1940 Act,[16] but would deny that privilege to an Onshore Private Fund.

Regulation of Offshore Offerings of Domestic Versus Offshore Issuers

In Securities Act Release No. 7516 (March 23, 1998) ("Release No. 7516"), the Commission published its views on the application of the registration requirements of the U.S. federal securities laws to the use of Internet Web sites to disseminate offering and solicitation materials for offshore sales of securities and investment services. In that release, the Commission distinguished between offshore sales by domestic issuers and offshore sales by

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15 Thus, in the view of those rating agencies, the CP Notes will pose for investors less risk than lower rated securities.

16 *See, e.g.*, Touche Remnant & Co. (pub. avail. Aug. 27, 1984); Goodwin, Procter & Hoar (Feb. 28, 1997).

foreign issuers, based on its conclusion that it has a greater interest in regulating the former. That conclusion was based on the following three premises:

1. the substantial contacts that a U.S. issuer has with the United States justifies the exercise of more extensive regulatory jurisdiction over its securities-related activities;

2. there is a strong likelihood that securities of U.S. issuers initially offered and sold offshore will enter the U.S. trading markets; and

3. investors, including offshore investors, have a much greater expectation that securities offerings by domestic issuers will be subject to the U.S. securities laws.

For the reasons set forth below, we believe that, in the context of Offshore Public Offerings of investment-grade, large-denomination, non-redeemable commercial paper by Onshore Private Funds in the circumstances described above, these premises either do not apply or are sufficiently addressed by the terms of the commercial paper and the manner in which it is offered and sold.

First, an Offshore Investment Fund may engage in an Offshore Public Offering notwithstanding that it has accessed investors in the U.S. markets and conducts substantially all of its operational and certain of its offering activities from within the United States.[17] As a result, the contacts that an Offshore Investment Fund may have with the United States are just as substantial as the contacts that an Onshore Private Fund may have with the United States. Under these circumstances, it is difficult to see a sound policy justification for subjecting an Onshore Private Fund to more extensive regulation simply by reason of that fact that is legally organized under the laws of a U.S. jurisdiction. To do so would impose additional burdens on Onshore Private Funds such as the Conduits that they would not otherwise suffer on account of domestic activity done.

Next, the Conduits have advised us that: (1) CP Notes will not be transferable except in denominations of not less than $250,000; (2) in light of their relatively short maturities, CP Notes are not expected to be frequently transferred; and (3) in light of the fact that an extensive secondary market for CP Notes is not likely to develop, it is highly likely that most persons who wish to transfer CP Notes will enlist the services of a Dealer for the purpose of identifying potential transferees. Each Dealer, in turn, will be required to agree with each Conduit that, to the extent it is requested by a holder of CP Notes to identify a potential transferee of such CP Notes, or otherwise engages in the offer or sale of CP Notes subsequent to the initial sale and delivery thereof, it will do so in a manner that complies with the restrictions

[17] *See, e.g.*, Goodwin, Procter & Hoar (pub. avail. Oct. 5, 1998); Wilmer, Cutler & Pickering (pub. avail. Oct. 5, 1998).

on transfer applicable to such CP Notes – restrictions designed to ensure that transferees of CP Notes are the very types of persons who could have purchased such CP Notes from a Conduit in transactions exempt from registration under the Securities Act pursuant to Section 4(2) thereof or Rule 144A or Regulation S thereunder. Under these circumstances, the Conduits believe that the danger of a "public" flowback into the United States of CP Notes initially sold in Offshore Public Offerings is minimal.

Finally, each Conduit will, either directly or through a Dealer, provide each prospective CP Note investor (foreign or domestic) with an offering memorandum that discloses, in a prominent fashion on the cover page or inside cover page thereof, that such Conduit will not be subject to regulation under the 1940 Act. Each certificate representing the CP Notes will prominently make the same disclosure. In addition, each Dealer will be required to agree with each Conduit that, to the extent it is requested by a holder of CP Notes to identify a potential transferee of such CP Notes, or otherwise engages in the offer or sale of CP Notes subsequent to the initial sale and delivery thereof, it will deliver (or cause to be delivered) a copy of such Conduit's offering memorandum to the prospective transferee at or prior to the time of the completion of the transfer. Under these circumstances, and in light of the fact that most transfers of CP Notes are likely to be made through Dealers, the Conduits do not believe that offshore investors, any more than onshore investors, could reasonably expect to be afforded the protections provided by the 1940 Act, even though they may be purchasing the securities of a U.S. issuer. Consequently, we believe that the Staff should apply the extraterritorial approach of Regulation S to the offer and sale of CP Notes by the Conduits outside the United States.

REQUEST FOR RELIEF

For the reasons set forth above, we hereby request that the Staff assure the Bank and the Conduits that the Staff would not recommend enforcement action against them under Section 7 of the 1940 Act if the Conduits do not register as investment companies under the 1940 Act and the Conduits offer and sell short-term paper as defined in Section 2(a)(38) of the 1940 Act in Onshore Private Offerings while simultaneously offering such securities in Offshore Public Offerings pursuant to Regulation S under the Securities Act.

Please note that we are not requesting relief that would permit any Conduit to have more than 100 beneficial owners of its securities (other than short-term paper). As CP Notes constitute short-term paper within the meaning of Section 2(a)(38) of the 1940 Act, the 100 beneficial owner limitation contained in Section 3(c)(1) does not apply to holders of CP Notes.[18]

[18] We also note that we are not seeking relief from the prohibitions against "general solicitation" and "general advertising" applicable to Onshore Private Offerings made in reliance on Section 4(2) of the Securities Act. In this regard, the Conduits have advised us that they will not make offers or sales of CP Notes through the facilities of the

cont'd on next page

In accordance with the provisions of Securities Act Release No. 6269 (December 5, 1980), we have enclosed herewith seven additional copies of this "no action" request.

Please feel free to call the undersigned of this office at (212) 906-2126 if you have any questions or require additional information.

Very truly yours,

Brian M. Kaplowitz

Enclosures

World Wide Web except in accordance with applicable Commission interpretations set forth in Securities Act Release No. 7516 (March 23, 1998), as such interpretations may be modified from time to time by the Commission or supplemented from time to time by the Commission's staff.